Exhibit 1.2

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Management’s Responsibility for Financial Statements

The preparation of the accompanying consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board is the responsibility of management. Management is responsible for the integrity and objectivity of the consolidated financial statements. Where necessary, the consolidated financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are independent directors. The Audit Committee has reviewed the consolidated financial statements with management and the external auditors and has reported to the Board of Directors who have approved the consolidated financial statements. The external auditors have full access to the Audit Committee with or without the presence of management.

The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Board of Directors and Shareholders.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, Management has assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 and has concluded that such controls were effective as at that date.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, independent registered public accounting firm, as stated in their report, which is included herein.

(Signed) “Toufic Nassif”	(Signed) “Rene P. Beaumier”

Toufic Nassif	Rene P. Beaumier
President and Chief Executive Officer	Chief Financial Officer

Calgary, Canada	Calgary, Canada
March 27, 2014	March 27, 2014

2013 Consolidated Financial Statements | 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Sonde Resources Corp.:

We have audited the accompanying consolidated financial statements of Sonde Resources Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sonde Resources Corp. and its subsidiaries as at December 31, 2013 and 2012 and its financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 (b) - "Going concern" in the consolidated financial statements which indicates that the Company incurred an operating loss of $20.6 million during the year ended December 31, 2013 (year ended December 31, 2012 - $31.4 million) and had an accumulated deficit of $309.6 million as at December 31, 2013. These conditions, along with other matters as set forth in Note 7 - "Contingencies and commitments" indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) “Deloitte LLP”
Chartered Accountants
Calgary, Canada
March 27, 2014

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Sonde Resources Corp.:

We have audited the internal control over financial reporting of Sonde Resources Corp. and its subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

(Signed) “Deloitte LLP”
Chartered Accountants
Calgary, Canada
March 27, 2014

2013 Consolidated Financial Statements | 3

SONDE RESOURCES CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	Note	December 31, 2013	December 31, 2012
(CDN$ thousands)
Assets
Current
Cash and cash equivalents	8	33,950	19,695
Restricted cash	8	213	—
Accounts receivable	9	—	4,683
Prepaid expenses and deposits		446	733
Assets of discontinued operations	5	6,491	—
		41,100	25,111

Long term portion of prepaid expenses and deposits		165	732
Exploration and evaluation assets	6	53,122	56,499
Property, plant and equipment	6	121	104,144
		94,508	186,486

Liabilities
Current
Accounts payable and accrued liabilities	8 & 9	4,303	6,850
Share based compensation liability	14	326	1,074
Liabilities of discontinued operations	5	7,164	—
		11,793	7,924
Decommissioning provision	5 & 17	—	29,972
		11,793	37,896
Contingencies and commitments

Shareholders’ Equity
Share capital	11	352,946	369,892
Contributed surplus		36,337	34,290
Foreign currency translation reserve		3,065	(34)
Deficit	2	(309,633)	(255,558)
		82,715	148,590
Going concern	2
Segments	13
Subsequent events	18
		94,508	186,486

See accompanying notes to the audited consolidated financial statements

On behalf of the Board,

(Signed) “Toufic Nassif”	(Signed) “W. Gordon Lancaster”

Toufic Nassif	W. Gordon Lancaster
President and Chief Executive Officer	Director and Chair of the Audit Committee

2013 Consolidated Financial Statements | 4

SONDE RESOURCES CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME	Note	Year ended December 31, 2013	Year ended December 31, 2012
(CDN$ thousands, except per share amounts)

Expenses
Exploration and evaluation	6	7,687	22,035
General and administrative	16	10,594	8,505
Depletion and depreciation	6	353	184
Share based compensation	14	2,004	656
		20,638	31,380
Operating loss		(20,638)	(31,380)

Other
Financing costs	10	(132)	(285)
Gain (loss) on foreign exchange		368	(466)
Other income		103	192
		339	(559)
Loss from continuing operations before taxes		(20,299)	(31,939)
Current income taxes		(110)	35
Net loss from continuing operations		(20,189)	(31,974)
Net (loss) income from discontinued operations	5	(33,886)	53,457
Net (loss) income		(54,075)	21,483

Other comprehensive income (loss)
Foreign currency translation adjustment		3,099	(584)
Total comprehensive (loss) income		(50,976)	20,899

Net (loss) income per common share
Basic and diluted (loss) income per common share from continuing operations		$(0.36)	$(0.57)
Basic and diluted (loss) income per common share from discontinued operations	5	$(0.60)	$0.95
Basic and diluted (loss) income per common share	11	$(0.96)	$0.38

See accompanying notes to the audited consolidated financial statements

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SONDE RESOURCES CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS	Note	Year ended December 31, 2013	Year ended December 31, 2012
(CDN$ thousands)
Cash (used in) provided by:

Operating
Net loss (income)		(54,075)	21,483
Items not involving cash:
Depletion and depreciation	6	9,689	11,031
Share based compensation	14	2,004	656
Exploration and evaluation	6	8,465	22,735
Property, plant and equipment impairment	6	871	16,241
Unrealized gain on commodity derivatives		—	(781)
Unrealized (gain) loss on foreign exchange		(430)	55
Financing costs	5 & 10	865	930
Loss (gain) on disposition of assets		33,295	(73,581)
Loss on settlement of decommissioning liabilities		707	199
Actual decommissioning expenditures		(1,382)	(379)
Interest paid		(97)	(285)
Changes in non-cash working capital	12	4,652	2,776
		4,564	1,080

Financing
Exercise of restricted share units	14	(32)	(150)
Exercise of stock unit awards	14	(673)	(1,118)
Revolving credit facility repayments		—	(23,400)
Revolving credit facility advances		—	23,400
Changes in non-cash working capital	12	—	(196)
		(705)	(1,464)

Investing
Change in restricted cash		(213)	—
Property, plant and equipment additions		(1,433)	(23,506)
Exploration and evaluation additions	6	(7,677)	(13,696)
Farm-out proceeds	6	—	995
Net proceeds on asset dispositions	5 & 6	20,000	75,229
Changes in non-cash working capital attributable to asset dispositions		1,550	—
Changes in non-cash working capital	12	(2,261)	(22,631)
		9,966	16,391

Increase in cash and cash equivalents		13,825	16,007
Effect of foreign exchange on cash and cash equivalents		430	(55)
Cash and cash equivalents, beginning of year		19,695	3,743
Cash and cash equivalents, end of year		33,950	19,695

See accompanying notes to the audited consolidated financial statements

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SONDE RESOURCES CORP. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(CDN$ thousands)	Share capital (note 11)	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2011	369,892	33,528	550	(277,041)	126,929
Total comprehensive (loss) income	—	—	(584)	21,483	20,899
Stock option expense	—	762	—	—	762
At December 31, 2012	369,892	34,290	(34)	(255,558)	148,590

(CDN$ thousands)	Share capital (note 11)	Contributed surplus	Foreign currency translation	Deficit	Total
At December 31, 2012	369,892	34,290	(34)	(255,558)	148,590
Share capital distribution (note 5)	(16,946)	—	—	—	(16,946)
Total comprehensive income (loss)	—	—	3,099	(54,075)	(50,976)
Stock option expense	—	2,047	—	—	2,047
At December 31, 2013	352,946	36,337	3,065	(309,633)	82,715

(1)	This table includes both continuing operations and discontinued operations.

See accompanying notes to the audited consolidated financial statements

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(All tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Reporting entity

Sonde Resources Corp. (“Sonde” or the “Company”) is a Canadian based energy company with its head office located at Suite 3100, 500 - 4th Avenue S.W., Calgary, Alberta and its registered office located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta. The Company is engaged in the exploration for oil and natural gas. The Company’s operations are located offshore North Africa and in Western Canada. Until the sale of all producing properties as described in Note 5 - "Discontinued operations", all of the Company’s revenues were generated from its operations in Western Canada.

The consolidated financial statements (the “Financial Statements”) comprise the Company and its subsidiaries, all of which are wholly owned. As at December 31, 2013 the Company’s shares are widely held and publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange MKT. See note 15 - "Subsequent events" for discussion regarding the de-listing of the Company's common shares from the Toronto Stock Exchange and subsequent listing on the TSX Venture Exchange subsequent to the year ended December 31, 2013.

2.	Basis of presentation

(a)	Statement of compliance

The Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and present the Company’s results of operations and financial position under IFRS as at and for the years ended December 31, 2013 and 2012.

The Financial Statements were approved and authorized for issue by the Board of Directors on March 27, 2014.

(b)	Going concern

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. For the year ended December 31, 2013, the Company had operating losses of $20.6 million (2012 - $31.4 million). As at December 31, 2013, the Company had an accumulated deficit of $309.6 million. Additionally, as described in note 5 "Discontinued operations", during December 2013, the Company sold all of its revenue generating assets and as such has no source of revenue as of December 31, 2013. Management believes that the going concern assumption is appropriate for the Financial Statements; however, items discussed in Note 7 - “Contingencies and commitments”, describe significant uncertainties that cast substantial doubt over the Company’s ability to continue as a going concern. If this assumption is not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary and these adjustments could be material.

(c)	Basis of measurement

The Financial Statements have been prepared on the historical cost basis except as detailed in the Company’s accounting policies disclosed in Note 3 "Significant accounting policies". On January 1, 2013, the Company adopted IFRS 10, 11, 12 and 13; the adoption of which did not have a material impact on the Financial Statements - see note 3 (o). The accounting policies have been applied consistently to all periods presented in the Financial Statements.

(d)	Functional and presentation currencies

The Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

(e)	Use of estimates and judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur and such differences may be material. See Note 4 - "Significant accounting estimates and judgments".

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3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in the Financial Statements.

(a)	Principles of consolidation

The Company consolidates its interest in entities in which it controls. Control comprises the power to govern an entity’s financial and operating policies so as to obtain benefits from its activities. The Company recognizes its proportionate share of assets, liabilities, income and expenses, on a line-by-line basis, of its jointly controlled operations. All intercompany balances, transactions, revenue and expenses have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in highly liquid short-term deposits with a maturity date, at date of issue, of less than ninety days.

(c)	Foreign currency

Functional currencies of the Company’s foreign operations represent the currency of the primary economic environment in which it operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of transaction. At each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the statement of financial position date. Foreign exchange differences arising on translation are recognized in earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Financial Statements, the financial statements of each entity are translated into Canadian dollars, the Company’s presentation currency. The assets and liabilities of foreign operations are translated into Canadian dollars using foreign exchange rates at the statement of financial position date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income (loss).

If the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net income or loss.

(d)	Exploration and evaluation assets and property, plant and equipment

(i)Recognition and measurement

Costs of exploring for and evaluating oil and natural gas properties are initially capitalized within exploration and evaluation assets. Such exploration and evaluation costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses and the projected costs of retiring the assets (if any), but do not include exploration or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to net income or loss as they are incurred.

Exploration and evaluation assets are not amortized, but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. These assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the assets may be transferred to intangible assets when it meets the recognition criteria for intangible assets. Not proceeding with development of the asset is an impairment indicator, and as a result of the decision not to develop the asset impairment testing would be performed.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is first tested for impairment and then reclassified to property, plant and equipment.

Farm-out proceeds received during the exploration and evaluation stage are deducted against the related exploration and evaluation asset until the carrying value of the asset is nil. Any additional proceeds are recorded in the Consolidated Statements of Operations.

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3.	Significant accounting policies (continued)

Items of property, plant and equipment are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. When significant parts of an item of property, plant and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The costs to acquire developed or producing oil and gas properties and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install dedicated infrastructure such as wellhead equipment and supporting assets, are capitalized as oil and gas properties within property plant and equipment.

The costs of major inspection, overhaul and work-over activities that maintain property, plant and equipment and benefit future years of operations are capitalized. Maintenance is expensed as incurred. Replacements outside major inspection, overhaul or work-overs are capitalized when it is probable that future economic benefits will flow to the Company and the associated carrying amount of the replaced asset is derecognized.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, and intangible exploration assets, are determined by comparing the proceeds from disposal with its carrying amount and are recognized within “other income” or “other expenses” in net income or loss.

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in net income or loss as incurred. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for it to be capable of operating as intended. Capitalization of borrowing costs is suspended when the construction of an asset is ceased for extended periods. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding annual borrowings.

(ii)Depletion and depreciation

The carrying amount of development or production assets is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves.

Proved and probable reserves are estimated annually by independent reserve engineers and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. There should be a more than 50% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and probable. The equivalent statistical probability for the proved component is 90%.

Such reserves may be considered economically producible if management has the intention of developing and producing them and such intention is based upon:

•a reasonable assessment of the future economics of such production;

•a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production;

•evidence that necessary production, transmission and transportation facilities are available or can be made available; and

•availability of capital to develop reserves.

Reserves may only be considered proved and probable if supported by either actual production or a conclusive formation test. The area of reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both, and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of unproved recovery techniques (such as fluid injection) are only included in the proved and probable classification when successfully tested by a pilot project, the operation of an installed program in the reservoir or other reasonable evidence (such as, experience of the same techniques on similar reservoirs or reservoir simulation studies) provides support for the engineering analysis on which the project or program was based.

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3.	Significant accounting policies (continued)

For other assets, depreciation is recognized in net income or loss on a declining balance basis over its estimated useful life at rates varying from 20% to 100%. Land is not depreciated. Depreciation methods, useful lives and residual values are reviewed annually.

(e)	Leased assets

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. The Company does not have any finance leases. Other leases are operating leases, which are expensed as incurred.
Payments made under operating leases are recognized in net income or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(f)	Impairment

(i)Non-financial assets

The carrying amount of the Company’s non-financial assets, other than exploration and evaluation assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Exploration and evaluation assets are assessed for impairment when they are reclassified to property, plant and equipment and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

In assessing fair value less cost to sell, the fair value reflects the price a market participant would be willing to pay to acquire the asset or CGU less selling costs to complete the transaction. Fair value is generally determined based on recent transactions, crown land sales and other market metrics.

Exploration and evaluation assets are allocated to the CGUs on a geographical basis when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to oil and natural gas interests in property, plant and equipment.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Impairment losses recognized in respect of CGUs reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognized in prior years is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(ii)Financial assets

A financial asset, other than a financial asset designated as fair value through profit or loss, is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

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3.	Significant accounting policies (continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net income or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized and is recognized in net income or loss.

(g)	Financial instruments

Financial assets and liabilities designated as fair value through profit or loss are measured at fair value with changes in those fair values recognized in the statement of operations.

Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans and other receivables and other financial liabilities are measured at amortized cost using the effective interest method. Derivatives are classified as fair value through profit or loss and measured at their fair value. Gains or losses related to periodic revaluation are recorded in income. Fair value measurements are classified according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1: Quoted prices are available in active markets. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Pricing inputs are other than quoted prices in an active market included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3: Valuation at this level are those inputs for the asset or liability that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

(h)	Share based compensation

(i)Stock option awards

Share based compensation is recorded in net income or loss for all options granted on a graded basis over the vesting period of the option with a corresponding increase recorded as contributed surplus. Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model. The Company incorporates an estimated forfeiture rate when determining compensation expense for stock options that will not vest. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

(ii)Stock unit awards and restricted share units

Stock unit awards and restricted share units are only payable in cash. Obligations are accrued based on the vesting period of the units using the market value of the Company’s common shares. The obligations are revalued each reporting period based on the change in the fair value of the Company’s common shares and the number of units outstanding. The Company reduces the liability when the units are surrendered for cash.

(i)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. Provisions are not recognized for future operating losses. Further details on specific provisions are as follows:

2013 Consolidated Financial Statements | 12

3.	Significant accounting policies (continued)

(i)Decommissioning liabilities

The Company recognizes the estimated liability associated with decommissioning at the time the asset is acquired and the liability is incurred. The estimated present value of the future payments of the decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of property, plant and equipment. Amounts are discounted using the risk-free rate. The capitalized amount is depleted on a unit-of-production method over the life of proved and probable reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to net income or loss in the period.

The liability can also increase or decrease due to changes in the estimates of timing of cash flows, changes to the risk-free rate or changes in the original estimated undiscounted cost. The change in the provision as a result of these changes is capitalized in the carrying amount of the related asset. Actual costs incurred upon settlement of decommissioning liabilities are charged against the decommissioning liability to the extent of the liability recorded.

(ii)Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligation under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net costs of continuing with the contract.

(j)	Revenue

Revenue from the sale of natural gas, oil and natural gas liquids is recognized based on volumes delivered to customers at contractual delivery points and rates. Revenue is measured net of royalties.

Revenue is recognized when persuasive evidence exists that the significant risks and rewards have been transferred to the customer and the amount of revenue can be measured reliably, and when recovery of the consideration is probable. Recognition occurs upon delivery.

Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreement. Royalty income is recognized on operating lease rights as it accrues in accordance with the terms of the overriding royalty agreements. The costs associated with delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(k)	Assets held for sale

Assets and liabilities are classified as held for sale if their carrying values are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their net book value and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in net income or loss. Assets classified as held for sale are not depreciated, depleted or amortized.

(l)	Income taxes

The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for unused tax losses, tax credits and the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the statement of financial position date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in income in the period which they occur. Investment tax credits are recorded as an offset to the related expenditures.

(m)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

2013 Consolidated Financial Statements | 13

3.	Significant accounting policies (continued)

(n)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net income or loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by adjusting the net income or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise convertible preferred shares, warrants, and stock options granted to employees. The Company utilizes the treasury stock method in the determination of diluted per share amounts.

Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period. The “if converted” method is used for calculating diluted earnings per share for the convertible preferred shares.

(o)	Accounting changes

(i)	Accounting changes adopted on January 1, 2013

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards was adopted January 1, 2013. A brief description of each new standard follows below:

•
IFRS 10, “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•
IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•
IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•
IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The adoption of these standards did not have a material impact on the Company’s financial statements.

(ii)	Future accounting changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”, replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The IASB has not yet finalized the adoption date for IFRS 9 "Financial Instruments". Early adoption is permitted. The full impact of the standard on the Company’s Financial Statements is not yet known.

2013 Consolidated Financial Statements | 14

4.	Significant accounting estimates and judgments

Significant estimates used in the preparation of the Financial Statements include, but are not limited to, those areas discussed below.

(a)	Oil and gas reserves

Certain depletion, depreciation, impairment and decommissioning and restoration charges are measured based on the Company’s estimate of oil and gas reserves. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. Reserves and resources were evaluated at December 31, 2012 and 2011 by independent petroleum consultants in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, and are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, estimated commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Assumptions reflect market and regulatory conditions existing at each annual reporting date, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

The Company's reserves were not evaluated at December 31, 2013 by independent petroleum consultants due to the disposition of all reserves to Marquee Energy Ltd. ("Marquee") on that date, as discussed in Note 5 - "Discontinued operations".

(b)	Exploration and evaluation costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The Company is required to make estimates and judgments about the future events and circumstances regarding the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. Unsuccessful drilling, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures, are important factors when making this determination. If a judgment is made that the extraction of resources is not viable, the associated exploration and evaluation costs are impaired and charged to net income or loss.

(c)	Decommissioning liabilities and other provisions

The Company recognizes liabilities for the future decommissioning and restoration of property, plant and equipment. These provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience and prices. The expected timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to assumptions related to future expected costs, discount rates and timing may have a material impact on the amounts presented. Other provisions are recognized in the period in which it becomes probable that there will be a future cash outflow.

(d)	Deferred income taxes

Deferred tax assets are recognized when it is considered probable that unused tax losses, tax credits and deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of tax laws in each jurisdiction differ significantly from the Company’s estimate, the ability of the Company to realize the deferred tax asset could be impacted.

Deferred tax liabilities are recognized for taxable temporary differences. The Company records a provision for the amount that is expected to be settled, which requires the application of judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the Company’s estimate of the likelihood of a future outflow, the expected settlement amount, and the tax laws in the jurisdiction which the Company operates.

(e)	Impairment of assets

The allocation of assets into CGUs requires significant judgment and interpretations with respect to the geographical location, similar reservoir characteristics and development plans, integration between assets, the existence of active markets, similar exposure to market risks, discrete processing and gathering facilities versus shared infrastructures, and the way in which management monitors the operations.

2013 Consolidated Financial Statements | 15

4.	Significant accounting estimates and judgments (continued)

The recoverable amounts of cash-generating units ("CGUs") and individual assets have been determined based on value in use. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

An impairment test is performed on capitalized property plant and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist. During the year ended December 31, 2013, Sonde recorded an impairment of $0.9 million ($0.6 million in the Northern Alberta CGU and $0.3 in the BC CGU) to reflect low natural gas prices. During the year ended December 31, 2012, Sonde recorded an impairment of $16.2 million ($12.1 million in the Southern Alberta CGU, $2.4 million in the Central Alberta CGU, and $1.7 million in the Northern Alberta CGU) to reflect low natural gas prices and changes in estimated reserves.

Impairments recognized during the year ended December 31, 2013 were calculated using a 14% discount rate. Using a discount rate of 13% would have reduced the impairment by $0.1 million. Using a discount rate of 15% would have increased the impairment by $0.1 million. Impairments recognized during the year ended December 31, 2012 were calculated using an 11% discount rate. Using a discount rate of 10% would have reduced the 2012 impairment by $5.8 million. Using a discount rate of 12% would have increased the 2012 impairment by $5.2 million.

(f)	Share based compensation

Expenses recorded for share based compensation are based on the historical volatility of the Company’s share price which may not be indicative of the future volatility.

5.	Discontinued operations

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee ("the Marquee Transaction") whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee. The Transaction resulted in a loss on disposition of $30.9 million. As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders.

(a)	Net loss on the Marquee Transaction

The net loss on the Transaction was calculated as follows:

Proceeds from disposition	(CDN$ thousands)
Cash received	15,000
Value of 21,182,492 Marquee common shares received on December 31, 2013 at a closing price of $0.80 per common share	16,946
Accounts receivable pursuant to statement of adjustments	1,550
Transaction costs	(1,134)
Proceeds net of transaction costs	32,362

Net assets disposed at carrying value
Property, plant and equipment	88,718
Exploration and evaluation assets	3,033
Decommissioning provisions	(28,454)
Net assets disposed	63,297

Net loss on disposition	(30,935)

2013 Consolidated Financial Statements | 16

5.	Discontinued operations (continued)

(b)	Financial information of discontinued operations

The assets and liabilities of discontinued operations presented on the consolidated statements of financial position are as follows:

(CDN$ thousands)		December 31, 2013	December 31, 2012

Assets
Current
Accounts receivable	8 & 9	6,055	—
Prepaid expenses and deposits		436	—
Property, plant and equipment	6	—	—
		6,491	—
Liabilities
Current
Accounts payable and accrued liabilities	8 & 9	5,832	—
Decommissioning provision	17	1,332	—
		7,164	—

Net (loss) income from discontinued operations reported in the consolidated statements of operations, comprehensive (loss) income and deficit is as follows:

(CDN$ thousands)	Year ended December 31, 2013	Year ended December 31, 2012

Revenue
Revenue, net of royalties	25,486	25,587
Gain on commodity derivatives	—	689
	25,486	26,276
Expenses
Operating	12,901	17,169
Transportation	751	599
Exploration and evaluation	778	700
Depletion and depreciation	9,336	10,847
Property, plant and equipment impairment	871	16,241
Loss on settlement of decommissioning liabilities	707	199
	25,344	45,755
Operating income (loss) from discontinued operations	142	(19,479)

Other
Financing costs	(733)	(645)
(Loss) gain on dispositions	(33,295)	73,581
	(34,028)	72,936
Net (loss) income from discontinued operations	(33,886)	53,457
Basic and diluted (loss) income per common share from discontinued operations	$(0.60)	$0.95

2013 Consolidated Financial Statements | 17

5.	Discontinued operations (continued)

Cash flows from discontinued operations reported in the consolidated statements of cash flows are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012
(CDN$ thousands)
Cash (used in) provided by:

Operating
Net loss from discontinued operations	(33,886)	53,457
Items not involving cash:
Depletion and depreciation	9,336	10,847
Exploration and evaluation	778	700
Property, plant and equipment impairment	871	16,241
Loss (gain) on disposition of assets	33,295	(73,581)
Loss on settlement of decommissioning liabilities	707	199
Actual decommissioning expenditures	(1,382)	(379)
Changes in non-cash working capital attributed to discontinued operations	2,054	2,136
	11,773	9,620

Investing
Property, plant and equipment additions	(1,433)	(23,506)
Exploration and evaluation additions	(849)	(4,533)
Changes in non-cash working capital attributable to asset dispositions	1,550	—
Proceeds on disposition of assets	20,000	75,229
Changes in non-cash working capital attributed to discontinued operations	(997)	(17,566)
	18,271	29,624

Increase in cash and cash equivalents	30,044	39,244
Change in cash attributed to continuing operations	(15,789)	(23,292)
Cash and cash equivalents, beginning of year	19,695	3,743
Cash and cash equivalents, end of year	33,950	19,695

2013 Consolidated Financial Statements | 18

6.	Exploration and evaluation assets and property, plant and equipment

	Year ended			Year ended
	December 31, 2013			December 31, 2012
(CDN$ thousands)	COST	ACCUM. DD&A	CARRYING	COST	ACCUM. DD&A	CARRYING
Exploration and evaluation assets
Beginning of year	79,234	(22,735)	56,499	69,015	—	69,015
Additions	7,677	—	7,677	13,696	—	13,696
Dispositions	(5,629)	—	(5,629)	(1,647)	—	(1,647)
Farm-out proceeds	—	—	—	(995)	—	(995)
Impairments, to exploration expense	—	(8,465)	(8,465)	—	(22,735)	(22,735)
Foreign exchange	3,040	—	3,040	(835)	—	(835)
End of year	84,322	(31,200)	53,122	79,234	(22,735)	56,499

Property, plant and equipment
Beginning of year	239,124	(134,980)	104,144	212,453	(107,708)	104,745
Additions	1,433	—	1,433	23,506	—	23,506
Dispositions	(94,616)	—	(94,616)	—	—	—
Change in decommissioning obligations	(280)	—	(280)	3,165	—	3,165
Depreciation and depletion	—	(9,689)	(9,689)	—	(11,031)	(11,031)
Impairments	—	(871)	(871)	—	(16,241)	(16,241)
End of year	145,661	(145,540)	121	239,124	(134,980)	104,144
Property, plant and equipment of discontinued operations (note 5)	145,187	(145,187)	—	238,390	(134,796)	103,594
Property, plant and equipment of continuing operations	474	(353)	121	734	(184)	550

(a)	Property, plant and equipment

An impairment test is performed on capitalized property plant and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist. During the year ended December 31, 2013, Sonde recorded an impairment of $0.9 million ($0.6 million in the Northern Alberta CGU and $0.3 in the BC CGU) to reflect low natural gas prices. During the year ended December 31, 2012, Sonde recorded an impairment of $16.2 million ($12.1 million in the Southern Alberta CGU, $2.4 million in the Central Alberta CGU, and $1.7 million in the Northern Alberta CGU) to reflect low natural gas prices.

Impairments recognized during the year ended December 31, 2013 were calculated using a 14% discount rate. Using a discount rate of 13% would have reduced the impairment by $0.1 million. Using a discount rate of 15% would have increased the impairment by $0.1 million. Impairments recognized during the year ended December 31, 2012 were calculated using an 11% discount rate. Using a discount rate of 10% would have reduced the 2012 impairment by $5.8 million. Using a discount rate of 12% would have increased the 2012 impairment by $5.2 million.

During the year ended December 31, 2013, the Company disposed of property, plant and equipment, primarily in the Montney play of Central Alberta, with a net book value of $5.9 million, and the related exploration and evaluation assets with a net book value of $2.6 million, as discussed in note 3 (b) below, for total net proceeds of $6.1 million, resulting in a loss of $2.4 million.

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee. The transaction resulted in a loss of $30.9 million. As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders.

2013 Consolidated Financial Statements | 19

6.	Exploration and evaluation assets and property, plant and equipment (continued)

(b)	North Africa exploration and evaluation assets

During the year ended December 31, 2013 the Company capitalized $2.6 million of general and administrative expenses related to North Africa exploration and evaluation activities (year ended December 31, 2012 - $3.1 million).

(i)	Uncertainty regarding the future development of the Joint Oil Block

There is a great deal of uncertainty regarding the future development of the Joint Oil Block. The key items that contribute to this uncertainty are:

•
The Inert and Acid Gas Initiative – In June, 2012, the DGE (Tunisian Direction Generale de L’Energie) announced an initiative for the Gulf of Gabes operators offshore Tunisia to study options for sequestration of carbon dioxide and other inert and acid gases (which comprise a high percentage of all known oil and gas accumulations in the Gulf of Gabes, including the Joint Oil Block) to allow the currently stranded high inert content gas to be developed commercially and brought to the Tunisian market. This initiative will ensure that the Zarat Development and other developments in the Gulf of Gabes are in accordance with Tunisian regulations and with agreements and commitments with international organizations such as the Kyoto Accord on greenhouse gas emissions. The first phase of the study has been completed and work on the second phase of the study, which identifies the various options for inert and acid gas processing and CO2 sequestration, is near completion. In addition to the work that the consortium is completing to find a global solution for inert and acid gas in the Gulf of Gabes, the potential negative impact of the presence of high inerts in the Zarat Field has been significantly decreased due to the proposed plan of development discussed below, which contemplates the re-injection of produced inert and acid gas into the reservoir for the first seven years.

•
Drilling Rig Availability – Sonde has been working through a rig consortium, composed of various operators in Tunisia under the auspices of ETAP, the Tunisian National Oil Company, to secure a slot in a rig program for drilling Fisal by the end of November 2014 as agreed with Joint Oil. Current discussions are focusing on securing the first slot of the rig that an operator is bringing into Tunisia in mid-August 2014. Sonde remains optimistic that with the help of ETAP and Joint Oil the Company will be able to secure a slot to drill Fisal as scheduled.

•
Unitization and Plan of Development – The DGE requested that the parties involved in the Zarat development submit to the DGE, for review and approval, the final draft of the Unitization Agreement by the first week of October 2013 and the Unit Plan of Development no later than December 31, 2013. Working with Joint Oil and ETAP, the Company finalized the draft Unitization Agreement and submitted it to the DGE before the deadline. The Company also proposed a new plan of development for Zarat that will allow for the re-injection of produced gases into the reservoir. This will allow for a more cost effective development and the expedited receipt of liquids sales proceeds. Working with Joint Oil the Company submitted the Unit Plan of Development to the DGE prior to December 31, 2013. Both the Unit Plan of Development and the Unitization Agreement are currently under review by the DGE.

•
Exploratory Well Obligations – As discussed in Note 7 (b), on December 24, 2012 the Company received an extension of the first phase of the exploration period under the EPSA to December 23, 2015 and on December 20, 2013 received an extension to November 30, 2014 on drilling the first exploratory well, Fisal-1.

(ii)	Valuation of the Joint Oil Block

Due to the uncertainty discussed above, as well as the revised Joint Oil Block plan of development, the Company engaged an independent evaluator to perform a revised Swanson’s mean probability-weighted discounted cash flow analysis over the life of the project, estimated to be 2013 - 2032, to determine fair value of the North Africa assets as at December 31, 2013.

This analysis assumed a wide range of potential future outcomes and a series of outcomes were modeled for each variable. All of the factors could individually influence the fair value. The most significant assumptions used in the determination of the fair value included:

•
the estimated start date of production under the high case scenarios was 2017. Both the base and low case scenarios were determined using delays of one to three years, respectively, in establishing production;

•
estimates of production rates and reserves of the unitized area included in the Joint Oil Block were based on a recent contingent resource study of the Joint Oil Block dated June 11, 2013. Due to the uncertainties with estimating contingent resources, actual reserves ultimately discovered, if any, and the production, if any, from such discoveries may be materially different than expected;

2013 Consolidated Financial Statements | 20

6.	Exploration and evaluation assets and property, plant and equipment (continued)

•
oil prices were estimated using base case scenarios of US$100 per barrel (“bbl”) derived from future expected Brent prices less an estimated differential. The low case scenarios used US$80/bbl and the high case scenarios at US$120/bbl. Future Brent prices were compared to Brent forward contract prices available in the market, as well as historical trends for Brent pricing; and

•
natural gas prices were estimated using base case scenarios of US$10 per million British thermal units (“mmbtu”) derived from Tunisian gas prices expected less an estimated differential. The low case scenarios used US$8/mmbtu and high case scenarios used US$14/mmbtu. Estimates were derived by looking at historical trends of Tunisian and European gas pricing and expectations for the future.

Given the number of quantitative and qualitative factors discussed above, each with substantial uncertainties, and the interdependency of factors, the Company was unable to identify the sensitivities associated with individual factors. A number of the potential scenarios resulted in no value for the North African assets; however, as of the date of the valuation management did not believe that they were the most probable outcomes.

Using the above described methodology and assumptions, the fair value of the North Africa assets, which management determined was the most probable value in a range of possible values, and supported by the third party Swanson’s mean probability-weighted discounted cash flow analysis discussed above, was determined to be $47.2 million less costs to sell of $0.5 million. This valuation resulted in the Company booking an impairment loss of $7.5 million during the year ended December 31, 2013 (year ended December 31, 2012 - $21.0 million).

(c)	Western Canada exploration and evaluation assets

Exploration and evaluation assets consist of exploration projects which are pending the determination of proved or probable reserves.

During the year ended December 31, 2013 the Company capitalized $0.1 million of general and administrative expenses related to Western Canada exploration and evaluation activities (year ended December 31, 2012 - $1.5 million).

Land expiries and impairment on Western Canada exploratory wells charged to exploration and evaluation expense during the year ended December 31, 2013 totaled $0.9 million (December 31, 2012 - $1.7 million). Management determined that further reduction in Western Canada exploration and evaluation asset carrying values was not required as at December 31, 2013.

During the year ended December 31, 2013 the Company sold 45,671 net acres of undeveloped land in the Montney play and 44,094 acres of undeveloped land in the Duvernay play in Central Alberta to an unrelated third party. This land was classified as exploration and evaluation assets, and had a net book value of $2.6 million. In addition, the Company sold related property, plant and equipment associated with the Montney play as described in note 3 (a) above.

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta Exploration and Evaluation properties, for consideration of $15 million in cash and 21,182,492 common shares of Marquee. The Marquee Transaction resulted in a loss of $30.9 million.

In 2012 the Company completed the sale of 24,383 net acres of undeveloped land in the Kaybob Duvernay play in Central Alberta to an unrelated third party for cash proceeds of $75.0 million, resulting in a gain of $73.4 million. The Company’s tax pools offset the taxes associated with the gain.

7.	Contingencies and commitments

(a)	North Africa Exploration and Production Sharing Agreement ("EPSA")

On August 27, 2008, the Company entered into an Exploration and Production Sharing Agreement (“EPSA”) with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator.

The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$45.0 million (December 31, 2012 - US$45.0 million) to secure its minimum work program obligations. The potential cost of drilling the three wells could exceed US$100.0 million. See note 18 - "Subsequent events" for further discussion regarding the Company's US$45.0 million corporate guarantee, which was reduced to US$30 million subsequent to year end.

2013 Consolidated Financial Statements | 21

7.	Contingencies and commitments (continued)

(b)	North Africa exploratory well extension and farm-out

On December 24, 2012, Joint Oil approved the amendment to the EPSA allowing for the extension of the first phase of the exploration period under the EPSA to December 23, 2015. The extension provided for the drilling of three exploration wells, one each year, due December 23, 2013, December 23, 2014 and December 23, 2015. On December 20, 2013, the Company reached an agreement with Joint Oil to extend the drilling deadline of the first exploration well required under the EPSA, Fisal-1, from December 23, 2013 to November 30, 2014 (the "Agreement").

The Agreement required Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit ("Letter of Credit") in the amount of US$15.0 million by no later than January 10, 2014. Sonde met this requirement subsequent to the year ended December 31, 2013. As a result of funding the Letter of Credit, subsequent to year end, US$15.0 million of the Company's cash and cash equivalents was classified to restricted cash, and the Company's corporate guarantee was reduced from US$45.0 million to US$30.0 million.

The Agreement allows Sonde to use the restricted cash to meet its payables in respect of the Fisal-1 Well if it is drilled by November, 2014. If Sonde does not drill the Fisal-1 Well on or before November 30, 2014, Joint Oil shall have the right to draw the US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA.

On December 27, 2012, the Company entered into a farm-out agreement with Viking Exploration and Production Tunisia Limited (“Viking”). The farm-out agreement was terminated on November 15, 2013 due to Viking's inability to secure its required funding.

(c)	Commitments and financial liabilities

The Company generally relies on credit facility availability, the proceeds from the disposition of assets and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations. At December 31, 2013, the Company has committed to future payments over the next five years and thereafter, as follows:

(CDN$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Accounts payable and accrued liabilities	10,135	—	—	—	—	—	10,135
Share based compensation liability	326	—	—	—	—	—	326
North Africa exploration commitments (note 7 (a), (b))	31,908	15,954	—	—	—	—	47,862
Office rent payable	1,492	1,507	1,513	1,513	1,528	5,751	13,304
	43,861	17,461	1,513	1,513	1,528	5,751	71,627

(d)	Litigation and claims

The Company is not involved in any claims or litigation arising in the ordinary course of business. The Company maintains insurance, which in the opinion of the Company, is sufficient to address any future claims as to matters insured.

8.	Financial instruments

The Company uses a fair value hierarchy, discussed in Note 3 (g), to categorize the inputs used to measure the fair value of its financial instruments. At December 31, 2013, all fair value measurements related to the Company’s financial instruments were categorized as level 1 in the fair value hierarchy. Cash and cash equivalents, stock unit awards, and derivatives, which include commodity contracts, are designated at fair value through profit or loss. Gains or losses related to periodic revaluation at each reporting period are recorded in net income or loss. Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Accounts payable and accrued liabilities, provisions, demand loans and revolving credit facilities are classified as other liabilities and are initially measured at fair value. Subsequently, loans and receivables and other liabilities are recorded at amortized cost using the effective interest method. The carrying value of the Company's financial instruments approximates fair value due to the short term nature of those instruments.

At December 31, 2013, cash and cash equivalents were comprised of $34.0 million of cash held at financial institutions, of which $0.2 million was restricted cash (December 31, 2012 - $10.0 million in short term investment instruments and $9.7 million of cash held at financial institutions, with no restricted cash). See note 15 - "Subsequent events" for further discussion regarding the balance of restricted cash, which increased to US$15 million subsequent to year end.

2013 Consolidated Financial Statements | 22

9.	Risk management

(a)	Commodity price risk

The Company may enter into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. In 2011, the Company sold a call option on a portion of the Company’s oil production from March 2011 through December 2012. The Company did not hold any such instruments at December 31, 2013. The gains and losses associated with this instrument, in thousands of Canadian dollars, are as follows:

Year ended				December 31, 2013		December 31, 2012
Term	Contract	Volume	Fixed Price	Realized (loss)	Unrealized gain	Realized (loss)	Unrealized gain
March 1, 2011 – December 31, 2012	Call	250 Bbls/d	$100 $US/bbl	—	—	$(92)	$781

(b)	Interest rate risk

The Company is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. The Company had no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2013 or December 31, 2012. The Company’s exposure to fluctuations in interest expense assuming reasonably possible changes in the variable interest rate of +/- 1%, is insignificant. This analysis assumes all other variables remain constant.

(c)	Capital management

The Company’s primary objectives in managing its capital structure are to:

•	maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;

•	maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives; and

•	maximize shareholder returns.

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has currently not established fixed quantitative thresholds for such metrics.

Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repaying debt, refinancing existing debt, modifying capital spending programs and disposing of assets. The Company considers its capital structure to include shareholder’s equity and debt. The Company’s capital structure consists of the following:

(CDN$ thousands)	December 31, 2013	December 31, 2012
Share capital	352,946	369,892
Contributed surplus	36,337	34,290
Foreign currency translation reserve	3,065	(34)
Deficit	(309,633)	(255,558)
Total capital	82,715	148,590

2013 Consolidated Financial Statements | 23

9.	Risk management (continued)

(d)	Foreign exchange risk

The Company’s foreign exchange risk denominated in US dollars is as follows:

(US$ thousands)	December 31, 2013	December 31, 2012
Cash and cash equivalents	11,197	2,185
Foreign denominated financial assets	11,197	2,185

North Africa payables	3,675	566
Foreign denominated financial liabilities	3,675	566

These balances are exposed to fluctuations in the Canadian and US dollar exchange rate. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk, assuming reasonably possible changes in the US dollar to Canadian dollar foreign currency exchange rate of +/- one cent is insignificant. This analysis assumes all other variables remain constant.

(e) Liquidity risk

The Company generally relies on a combination of cash flow from operating activities and credit facility availability to fund its capital requirements and to provide liquidity for all operations. As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has a material credit facility. As such, the Company must fund operations from working capital, farm-outs or property dispositions.

(f) Credit risk

As at December 31, 2013 the Company’s allowance for doubtful accounts was $2.2 million, of which $0.5 million related to Western Canada (December 31, 2012 - $1.7 million, of which nil related to Western Canada). This amount is partially offset by $1.8 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2012 - $1.8 million).

The Company considers all amounts greater than 90 days to be past due. As at December 31, 2013, $0.7 million of accounts receivable are past due, all of which are considered to be collectible (December 31, 2012 - $0.9 million). The Company’s credit risk exposure is as follows:

(CDN$ thousands)	December 31, 2013	December 31, 2012
Western Canada joint interest billings	3,899	2,310
Revenue accruals and other receivables	2,155	2,373
Accounts receivable	6,054	4,683
Restricted cash	213	—
Cash and cash equivalents	33,950	19,695
Maximum credit exposure	40,217	24,378

10.	Short term debt and financing costs

As at December 31, 2013, the Company had issued four letters of credit for $0.3 million (December 31, 2012 - three letters of credit for $0.2 million).

As a result of the completion of the Marquee Transaction, the Company's $25.0 million (December 31, 2012 - $30.0 million) demand revolving credit facility (“Credit Facility A”) was cancelled. Credit Facility A was secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. All security over the assets has been released.

2013 Consolidated Financial Statements | 24

10.	Short term debt and financing costs (continued)

Financing costs for the Company were as follows:

	Year ended
(CDN$ thousands)	December 31, 2013	December 31, 2012
Accretion of decommissioning provision	768	645
Interest on credit facilities	97	285
	865	930

(1)	This table includes both continuing operations and discontinued operations.

11.	Share capital

The number of common and preferred shares authorized, each with no par value, is unlimited.

On December 31, 2013 the Company completed the previously announced Plan of Arrangement with Marquee. As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders, resulting in a reduction to share capital of $16.9 million, and all outstanding common shares were consolidated on a 0.9 for 1 basis. The 0.9 for 1 common share consolidation has been applied retroactively in these financial statements.

For the year ended December 31, 2013 the basic weighted average common shares outstanding was 56,071,313 (December 31, 2012 - 56,071,313). For the year ended December 31, 2013, the diluted weighted average common shares outstanding was 56,386,313 (year ended December 31, 2012 - 56,441,402). For the calculation of diluted earnings per share for the year ended December 31, 2013 the Company excluded 3.8 million options that were anti-dilutive (December 31, 2012 - 3.0 million). The closing number of common shares and the amount of share capital outstanding at December 31, 2013 and December 31, 2012 was as follows:

(CDN$ thousands)	December 31, 2013		December 31, 2012
	Number (thousands)	Amount	Number (thousands)	Amount
Opening common shares outstanding and share capital	56,071,313	369,892	56,071,313	369,892
Share consolidation and Marquee common share distribution pursuant to the Transaction with Marquee	—	(16,946)	—	—
	56,071,313	352,946	56,071,313	369,892

12.	Supplemental cash flow information

The changes in non-cash working capital are as follows:

	Year ended
(CDN$ thousands)	December 31, 2013	December 31, 2012
Accounts receivable	(1,372)	2,753
Prepaid expenses and deposits	418	483
Accounts payable and accrued liabilities	3,285	(10,805)
Provisions	—	(12,730)
Foreign currency translation adjustment	60	248
Change in non-cash working capital	2,391	(20,051)
Change in non-cash working capital attributed to continuing operations	1,334	(4,621)
Change in non-cash working capital attributed to discontinued operations	1,057	(15,430)
Change in non-cash working capital	2,391	(20,051)

2013 Consolidated Financial Statements | 25

12.	Supplemental cash flow information (continued)

The change in non-cash working capital is attributed to the following activities:

	Year ended
(CDN$ thousands)	December 31, 2013	December 31, 2012
Operating	4,652	2,776
Financing	—	(196)
Investing	(2,261)	(22,631)
Change in non-cash working capital	2,391	(20,051)

13.	Segments and cash generating units

The Company has identified two reporting segments and cash-generating units (“CGUs”) based on geographical location, nature of operations, and regulatory regime applicable to oil and gas activities. The Company’s continuing operating and reportable segments and CGUs are as follows:

(a)	Western Canada

This segment and CGU is comprised of the Company’s undeveloped land located in Alberta. All property, plant and equipment are included in this segment. Corporate assets, liabilities and expenses are also included in this segment.

(b)	North Africa

This segment is comprised of the Company’s interest in the Joint Oil Block offshore North Africa. All costs incurred are directly attributable costs associated with the exploration and evaluation of this block and have been capitalized as exploration and evaluation assets. Working capital associated with the Block is included in this segment.

The statements of financial position by operating segment as at December 31, 2013 and December 31, 2012 are as follows:

As at	December 31, 2013			December 31, 2012
(CDN$ thousands)	Western Canada	North Africa	Total	Western Canada	North Africa	Total
Assets
Current
Cash and cash equivalents	33,790	160	33,950	18,024	1,671	19,695
Restricted cash	—	213	213	—	—	—
Accounts Receivable	—	—	—	4,683	—	4,683
Prepaid expenses and deposits	446	—	446	714	19	733
Assets of discontinued operations	6,491	—	6,491	—	—	—
	40,727	373	41,100	23,421	1,690	25,111
Long term portion of prepaid expenses and deposits	165	—	165	732	—	732
Exploration and evaluation assets	6,413	46,709	53,122	11,799	44,700	56,499
Property, plant and equipment	121	—	121	104,144	—	104,144
Total assets	47,426	47,082	94,508	140,096	46,390	186,486

Liabilities
Current
Accounts payable and accrued liabilities	394	3,909	4,303	6,288	562	6,850
Share based compensation liability	326	—	326	1,074	—	1,074
Liabilities of discontinued operations	7,164	—	7,164	—	—	—
	7,884	3,909	11,793	7,362	562	7,924
Decommissioning provision	—	—	—	29,972	—	29,972
Total liabilities	7,884	3,909	11,793	37,334	562	37,896

2013 Consolidated Financial Statements | 26

13.	Segments and cash generating units (continued)

The statements of operations for the year ended December 31, 2013 and December 31, 2012 by operating segment are as follows:

Year ended	December 31, 2013			December 31, 2012
(CDN$ thousands)	Western Canada	North Africa	Total	Western Canada	North Africa	Total

Expenses
Exploration and evaluation	157	7,530	7,687	1,048	20,987	22,035
General and administrative	10,594	—	10,594	8,505	—	8,505
Depletion and depreciation	353	—	353	184	—	184
Share based compensation	2,004	—	2,004	656	—	656
	13,108	7,530	20,638	10,393	20,987	31,380
Operating loss	(13,108)	(7,530)	(20,638)	(10,393)	(20,987)	(31,380)

Other
Financing costs	(132)	—	(132)	(285)	—	(285)
Loss on foreign exchange	368	—	368	(466)	—	(466)
Other income	103	—	103	192	—	192
	339	—	339	(559)	—	(559)
Loss from continuing operations before taxes	(12,769)	(7,530)	(20,299)	(10,952)	(20,987)	(31,939)
Current income taxes	(110)	—	(110)	35	—	35
Net loss from continuing operations	(12,659)	(7,530)	(20,189)	(10,987)	(20,987)	(31,974)
Net (loss) income from discontinued operations	(33,886)	—	(33,886)	53,457	—	53,457
Net (loss) income	(46,545)	(7,530)	(54,075)	42,470	(20,987)	21,483

All (loss) income from discontinued operations relates to the Western Canada operating segment.

14.	Share based compensation

(a)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. During the year ended December 31, 2013 the Company purchased approximately 371,499 shares with a value of $0.4 million on the open market under the ESSP (year ended December 31, 2012 - 333,454 shares with a value of $0.5 million). The costs related to this plan are recorded as general and administrative expense as incurred.

(b)	Stock option plan

The Company has a stock option plan for its directors, officers and employees. The exercise price for stock options granted is the closing trading price on the Toronto Stock Exchange on the last trading day prior to the grant date. Options issued prior to May, 2011 originally vested over three years with a maximum term of ten years. Options issued after May, 2011 generally vested over four years with a maximum term of five years. The Board of Directors can at its discretion alter the vesting terms at the date of the grant.
All options outstanding on December 31, 2013 vested as a result of the Marquee Transaction discussed in note 5 - "Discontinued operations", and as such, all unamortized stock option expense was expensed during the year ended December 31, 2013. Also as a result of the Transaction, the exercise price of all options were adjusted downward by a factor of 0.646 to reflect the distribution of the Marquee shares to Sonde's shareholders and for the 0.9 for 1 share consolidation discussed in note 11 - "Share capital".
No stock based compensation expense was capitalized during 2013 or 2012.

During the year ended December 31, 2013 no stock options were granted by the Company (year ended December 31, 2012 – 2.5 million stock options granted at a weighted average exercise price of $1.37).

During the year ended December 31, 2013 0.1 million stock options with a weighted average exercise price of $2.70 were forfeited by employees due to their resignation or termination as employees of the Company (year ended December 31, 2012 – 0.8 million stock options with a weighted average exercise price of $3.03) and 0.5 million options were cancelled as a result of the 0.9 for 1 share consolidation discussed above.

2013 Consolidated Financial Statements | 27

14.	Share based compensation (continued)

	Year ended		Year ended
	December 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Balance, beginning of year	4,728	2.40	2,974	3.43
Granted	—	—	2,504	1.37
Forfeitures and effect of 0.9 for 1 share consolidation	(580)	(0.85)	(750)	3.03
Balance, end of year	4,148	1.55	4,728	2.40

The following table summarizes stock options outstanding under the plan at December 31, 2013:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price ($)	Number of options (thousands)	Weighted average exercise price ($)
0.48 - 0.75	1,545	1.50	0.61	1,545	0.61
0.76 - 2.00	1,731	1.50	1.81	1,731	1.81
2.01 - 7.62	872	1.50	2.69	872	2.69
0.48 - 7.62	4,148	1.50	1.55	4,148	1.55

(c)	Stock unit awards

At December 31, 2013 the Company had 0.6 million (December 31, 2012 – 1.2 million) stock unit awards outstanding, issued to the Company’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director. As of December 31, 2013, the Company recorded a liability of $0.3 million to recognize the fair value of the vested stock units (December 31, 2012 - $0.9 million).

During the year ended December 31, 2013, the Company paid $0.7 million to settle awards held by current and former directors (year ended December 31, 2012 - $1.1 million). In addition, during the year ended December 31, 2012, an officer forfeited awards valued at $0.2 million.

(d)	Restricted share units

The Restricted Share Unit (“RSU”) Plan became effective on March 24, 2011, to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the plan, each grantee is entitled to, in respect of each RSU, a cash amount equal to the fair market value of one common share in the capital of the Company on such vesting date, with the vesting subject to a minimum floor share price and/or the lapse of time. During the year ended December 31, 2013, 33,334 RSUs were redeemed for a total $0.1 million (year ended December 31, 2012, 66,666 RSUs were redeemed for a total of $0.1 million). There are no RSUs outstanding under the plan at December 31, 2013:

The following table summarizes the share based compensation liability:

(CDN$ thousands)	December 31, 2013	December 31, 2012
Stock unit award liability	326	909
Restricted share unit liability	—	165
Share based compensation liability	326	1,074

2013 Consolidated Financial Statements | 28

14.	Share based compensation (continued)

The following table summarizes share based compensation expense:

	Year ended
(CDN$ thousands)	December 31, 2013	December 31, 2012
Stock option expense	2,047	762
Stock unit award expense	90	71
Restricted share unit gain	(133)	(177)
	2,004	656

15.	Income Taxes

(CDN$ thousands)	December 31, 2013	December 31, 2012
Net loss from continuing operations	(20,189)	(31,939)
Combined federal and provincial income tax rate	25%	25%
Computed income tax (recovery) expense	(5,047)	(7,985)
Effect on income tax of:
Tax pool amendments	306	—
Other non-deductible items	506	168
Losses and deferred tax assets not recognized for tax	4,235	7,817
Current year income taxes	(110)	—
Part VI.I tax on preferred shares	—	35
Current income taxes	(110)	35

Current income taxes are comprised of a refund received of $0.1 million (2012 - Part VI.I tax on preferred shares - $0.1 million). During the years ended December 31, 2013 and 2012 no deferred tax expenses were recognized in net loss, other comprehensive income (loss) or equity.

The Company has not recorded deferred income tax assets (liabilities) in respect of the following deductible temporary differences and unused tax losses:

(CDN$ thousands)	December 31, 2013	December 31, 2012
Property, plant and equipment	27,148	(4,628)
Deductible stock unit awards	326	1,074
Decommissioning provision	1,332	29,972
Unrecognized non-capital losses	151,245	137,414
Capital losses	30,094	30,094
Cumulative Eligible Capital, deductible share issue costs and other	378	1,767
	210,523	195,693

2013 Consolidated Financial Statements | 29

15.	Income Taxes (continued)

The unrecognized non-capital losses expire in the years 2027 – 2033. There is no expiry on the capital losses and other temporary differences. The following is a summary of the Company’s tax pools:

(CDN$ thousands)	December 31, 2013	December 31, 2012
Canadian exploration expense	—	56,802
Canadian oil and gas property expense	9,400	—
Canadian development expense	—	21,791
Undepreciated capital costs	14,850	29,041
Foreign exploration expense	9,013	4,354
Non-capital losses	151,245	137,414
Capital losses	30,094	30,094
Share issue costs and other	748	1,767
	215,350	281,263

16.	Related Party Transactions

Sonde has determined that the key management personnel of the Company consist of its officers and directors. In addition to the salaries and directors fees paid to the officers and directors respectively, the Company provides compensation to both groups through grants of Stock Unit Awards and under the RSU plan. Officers and directors also participate in the Company’s stock option plan. During the year ended December 31, 2013 this compensation totaled $3.7 million (December 31, 2012 - $3.0 million) and was recorded in the Financial Statements as follows:

(CDN$ thousands)	December 31, 2013	December 31, 2012
General and administrative	2,352	2,734
Share based compensation	1,383	231
	3,735	2,965

17.	Decommissioning provision

(CDN$ thousands)	December 31, 2013	December 31, 2012
Decommissioning provision, beginning of year	29,972	26,344
Liabilities divested pursuant to the Marquee Transaction (note 5)	(28,454)	—
Liabilities incurred relating to development activities	—	275
Liabilities settled during the year	(674)	(180)
Accretion expense	768	645
Revision of estimates	(280)	2,888
Decommissioning provision, end of year	1,332	29,972

(1)	The balances in this table are liabilities of discontinued operations.

(2)	Revision of estimates is due to changes in interest rates and changes in the future expected abandonment costs per well.

	December 31, 2013	December 31, 2012
Undiscounted cash flows	1,332	34,986
Discount rate (%)	2.7	2.4
Inflation rate (%)	1.5	1.5
Weighted average expected timing of cash flows (years)	1.0	5.9

(1)	The balances in this table are liabilities of discontinued operations.

2013 Consolidated Financial Statements | 30

18.	Subsequent events

(a)	Fisal-1 Drilling Extension

On December 20, 2013, the Company reached an agreement with Joint Oil to extend the drilling deadline of the first exploration well required under the EPSA, Fisal-1, from December 23, 2013 to November 30, 2014 (the "Agreement").

The Agreement required Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit ("Letter of Credit") in the amount of US$15.0 million by no later than January 10, 2014. Sonde met this requirement subsequent to the year ended December 31, 2013. As a result of funding the Letter of Credit, subsequent to year end US$15.0 million of the Company's cash and cash equivalents was classified to restricted cash, and the Company's corporate guarantee was reduced from US$45.0 million to US$30.0 million.

The Agreement allows Sonde to use the restricted cash to meet its payables in respect of the Fisal-1 Well if it is drilled by November 30, 2014. If Sonde does not drill the Fisal-1 Well on or before November 30, 2014, Joint Oil shall have the right to draw the US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA.

(b)	TSX Venture Exchange Listing

Effective at the close of business on February 18, 2014, the Company's common shares were de-listed from trading on the Toronto Stock Exchange as the Company no longer met the continuing listing requirements of the TSX as a result of the sale of substantially all of the Company's Western Canada assets, including all of the Company's southern Alberta properties and all of the Company's reserves, to Marquee, as discussed in note 5 - "Discontinued operations".

Effective at the open of the markets on February 19, 2014, the Company was listed for trading on the TSX Venture Exchange.

(c)	Chief Executive Officer Appointed

On January 3, 2014, Mr. Bill Dirks ceased to be President and Chief Operating Officer of the Company. Mr. Toufic Nassif was appointed President and Chief Executive Officer, effective January 3, 2014.

2013 Consolidated Financial Statements | 31